UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

March 29, 2007

To whom it may concern:	Mizuho Financial Group, Inc.
Mizuho Corporate Bank, Ltd.
Shinko Securities Co., Ltd.
Mizuho Securities Co., Ltd.

Signing of merger agreement between Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd.

We hereby announce that, after negotiations between Mizuho Securities Co., Ltd. (“MHSC”) and Shinko Securities Co., Ltd. (“Shinko”), based on the memorandum of understanding signed on January 10, 2007 regarding the merger of the two companies, following the resolution of respective board meetings held on March 29, 2007, MHSC and Shinko have signed the merger agreement on the same date. The merger will be subject to the approval at the respective general shareholders meetings and clearance from relevant authorities.

1.	Purpose of Merger

The financial and capital markets in Japan are now experiencing a further shift towards “market-oriented indirect financing.” While the boundaries between domestic financial and capital markets and those overseas are diminishing and financial flows are becoming larger and faster on a global basis, financing methods of corporations are rapidly globalizing and becoming diverse. In order to respond accurately and promptly to the financial and capital markets which are rapidly expanding and changing across national borders and to survive competition in global financial markets, we determined that it is necessary to restructure our business to enable us to offer competitive cutting-edge financial services on a global basis and merge to integrate the strengths of the two companies.

The merged entity (the “New Company”) will promptly build up its advanced capability for product development/financial engineering/distribution through the combining of MHSC’s global investment banking business platform and Shinko’s nation wide client base and business network as a full-service securities company covering all of Japan. In addition, the New Company, taking full advantage of Mizuho Financial Group’s solid client base and global network, will establish at an early stage a business model to become Japan’s leading “full-service securities company that conducts investment banking business on a global basis” and maximize the synergistic effects of the merger.

The New Company will aim to become one of the world’s first tier investment banks, and its management target will be to achieve ¥200 billion of ordinary profit and return on equity of 12% in fiscal 2010.

2.	Outline of merger

(1)	Merger schedule

Signing date of memorandum of understanding:	January 10, 2007

Resolution of board of directors regarding the merger:	March 29, 2007

Signing date of merger agreement:	March 29, 2007

Base date of General Shareholders Meetings:	March 31, 2007 (scheduled)

General Shareholders Meetings for approving merger agreement:

MHSC	June 25, 2007 (scheduled)

Shinko	June 28, 2007 (scheduled)

Expected date of merger (effective date):	January 1, 2008 (scheduled)

Delivery date of the share certificate:	January 1, 2008 (scheduled)

(2)	Merger Structure

Shinko will be the surviving entity, and MHSC will be the dissolving entity.

(3)	Merger Ratio

Company Name	Shinko (surviving entity)	MHSC (dissolving entity)
Merger Ratio	1	343

(*)	1. Allotment ratio of stocks

343 share of Shinko common stock for each share of MHSC common stock will be allocated for delivery. However, the merger ratio is subject to change upon consultation and mutual agreement between the two parties if the terms and conditions that form the basis of calculating the ratio should materially change.

2. Number of new shares to be issued by Shinko in connection with the merger

Shares of common stock          1,263,955 thousand shares (scheduled)

(4)	Calculation Basis of Merger Ratio

	Basis of calculation

For the sake of fairness in calculating the merger ratio, Shinko and MHSC appointed GCA Co., Ltd. (“GCA”) and GMD Corporate Finance Co., Ltd. (“GMD”), respectively, as providers of third-party valuations and have obtained a merger ratio calculation report from them.

‚	Calculation process

GCA, taking into account that MHSC is a private company, adopted the comparable company method by which relative comparison is possible , as well as other methods such as the discounted cash flow method and the adjusted book value method to provide multiple viewpoints in reviewing the valuations under the comparable company method, with respect to the valuation of the two companies.

Method adopted	Range of merger ratio
Comparable company method	304~354

As for the comparable company method , the calculation was applied that various earnings line items were multiplied by share price multiples of comparable companies.

GCA conducted the valuation based on information provided by the two companies and publicly disclosed, under the assumption that all the information provided is complete and accurate, and it has not independently evaluated, appraised or assessed the assets and liabilities of either of the two companies or their respective affiliates. In addition, it is assumed that the information regarding the financial outlook of the two companies and the expected synergistic effects were reasonably prepared based on the best forecast and estimation currently possible by the management team of the two companies. GCA’ s calculation reflects the information and economic conditions through March 24, 2007.

GMD adopted the comparables method and the discounted cash flow method as the primary evaluation approach. In addition, in order to conduct an analysis from multiple viewpoints, other methods such as the adjusted book value method were also utilized.

Method adopted	Range of merger ratio
1) Comparables method	324~378
2) Discounted cash flow method	340~376
Range of merger ratio	340~376

As to the comparables method, the comparable company method was adopted for MHSC, and both the market share price method and the comparable company method were adopted for Shinko. The results of the analysis were reviewed from various angles in analyzing the ratio.

In light of the business facts related to the merger, GMD calculated the merger ratio taking into account the results of the above mentioned methods.

GMD conducted the valuation based on information provided by the two companies and publicly disclosed, under the assumption that all the information provided is complete and accurate and it has not independently evaluated, appraised or assessed the assets and liabilities of either of the two companies or their respective affiliates. In addition, it is assumed that the information regarding the financial outlook of the two companies and the expected synergistic effects were reasonably prepared based on the best forecast and estimation currently possible by the management team of the two companies. GMD’ s calculation reflects the information and economic conditions through March 23, 2007.

As to the final determination of the validity of the merger ratio, it was based on the careful exchange of views between the two companies, Shinko referring to the merger ratio calculation result of GCA, and MHSC referring to the merger ratio calculation result of GMD, and took into account the two company’s financial, asset situation and other factors such as their future prospects in a comprehensive manner.

ƒ	Relationship with the evaluation conducting parties

Each of GCA and GMD, the providers of third-party valuations, is not a related party of Shinko and MHSC, respectively.

(5)	Merger-related cash distribution

No cash distribution will be made.

(6)	Treatment of share warrant(s) and/or convertible bond(s) of the dissolving company

MHSC does not have any outstanding share warrants or convertible bonds.

3.	Outline of the New Company

(1) Trade name:	Mizuho Securities Co., Ltd.

(2) Business type:	Securities business

(3) Address of main office:	1-5-1, Otemachi, Chiyoda-ku, Tokyo

(4) Names of representatives:	Chairman, Takashi Kusama

President & CEO, Keisuke Yokoo

(5) Capital stock:	¥125,167 million

(6) Net assets:	¥682,759 million

(The figure is the simple aggregation of the two companies as of September 30, 2006 on a consolidated basis)

(7) Total assets:	¥23,789,850 million

(The figure is the simple aggregation of the two companies as of September 30, 2006 on a consolidated basis)

(8) Fiscal year end:	March 31

(9) Shares outstanding:	2,075,073 thousand shares (scheduled)

(10) Accounting treatment:	As to the accounting treatment regarding the merger, we plan to use the purchase method with MHSC as the acquirer, based on Accounting Standard for Business Combinations (“Opinion on setting the Accounting Standard for Business Combinations (Business Accounting Council (October 31, 2003))) and Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestures (ASBJ Guidance No. 10 (December 27, 2005)). (Reverse acquisition treatment is planned due to Shinko being the legal surviving entity.) In addition, in relation to the assessment of fair value, the likelihood of the occurrence of goodwill or in case of the occurrence, the actual amount and years of depreciation, etc., have not yet been determined. Details will be released as soon as they are determined.

(11) Post merger earnings forecast:	The new company will be reporting its earnings on a quarterly basis for the purpose of providing prompt disclosure and will not provide an earnings forecast. However, it will aim to distribute dividends on its common stock starting from its initial year of operation.

For reference: Outline of merging companies (as of September 30, 2006)

(1) Company name	Shinko Securities Co., Ltd. (surviving entity)		Mizuho Securities Co., Ltd. (dissolving entity)

(2) Type of business	securities business		securities business

(3) Date founded	July 1917		July 1993

(4) Head office	2-4-1 Yaesu, Chuo-ku, Tokyo		1-5-1 Otemachi, Chiyoda-ku, Tokyo

(5) Name and title of the representative	President Takashi Kusama		President Makoto Fukuda

(6) Capital stock	¥125,167 million		¥195,146 million

(7) Shares outstanding	811,118 thousand		3,685 thousand

(8) Shareholder equity (consolidated)	¥275,434 million		¥407,325 million

(9) Total assets (consolidated)	¥4,002,857 million		¥19,786,993 million

(10) Fiscal year end	March 31		March 31

(11) Number of domestic offices	95		2

(12) Number of employees	4,688		1,756

(13) Major shareholders and share ownership percentage	Mizuho Corporate Bank, Ltd.	10.43%	Mizuho Corporate Bank, Ltd.	81.52%

	Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (MizuhoBank, Ltd.’s a/c))	10.43%	The Norinchukin Bank	18.48%

	Dai-ichi Mutual Life Insurance Co.	4.99%

	Shinko Securities Co., Ltd.	4.94%

	Mizuho Securities Co., Ltd	4.92%

	Japan Trustee Services Bank, Ltd. (custodial a/c)	3.87%

	Tokio Marine & Nichido Fire Insurance Co., Ltd.	3.00%

	Nippon Life Insurance Co.	2.86%

	The Master Trust Bank of Japan, Ltd. (custodial a/c)	2.45%

	Japan Trustee Services Bank, Ltd.. (custodial a/c 4)	1.20%

(14) Main financing bank	Mizuho Corporate Bank, Ltd. etc.		Mizuho Corporate Bank, Ltd. etc.

(15) Relationship etc. between MHSC and Shinko	Capital ties	As of September 30, 2006, MHSC holds 4.92% share ownership of Shinko’s shares outstanding

	Personnel relationships	As of March 29, 2007, there is one employee on loan from MHSC to Shinko and two from Shinko to MHSC.

	Business relationships	Securities trading, including repo transactions.

	Other related parties	As Mizuho Corporate Bank, Ltd., the principal shareholder of Shinko, holds over half of MHSC’s voting rights, MHSC is a related party of Shinko.

(16) Custodial accounts assets	¥13.5 trillion			¥8.5 trillion

(17) Business performance for previous three fiscal years (consolidated)	Fiscal year ended March 31,			Fiscal year ended March 31,
	2004	2005	2006	2004	2005	2006
	(in millions of yen, except per share information)
Operating revenues	114,967	113,052	152,915	225,023	266,759	454,473
Operating profit	20,391	10,170	39,263	37,646	48,653	67,194
Ordinary profit	22,643	14,220	43,184	40,234	50,155	71,682
Net profit	15,614	7,737	34,962	19,622	28,060	20,815
Net profit per share	19.91	9.85	44.77	6,532.18	8,387.66	5,648.75
Dividend per share	5.00	6.00	12.00	3,500.00	3,500.00	1,800.00
Shareholders’ equity per share	293.49	300.82	356.86	96,430.57	103,100.71	112,256.30

<For inquiries on this matter, please contact>

Mizuho Financial Group, Inc.	Corporate Communications

	Public Relations Office	Tel. 81-3-5224-2026

Shinko Securities Co., Ltd.	Public & Investor Relations Dept.	Tel. 81-3-5203-6413

Mizuho Securities Co., Ltd.	Corporate Communications	Tel. 81-3-5208-2030

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including targets relating to future earnings and payment of dividend distributions. Such forward-looking statements do not represent any guarantee by management of future events of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this immediate release: the inability to obtain shareholder and governmental approvals for the merger on a timely basis or at all; the risk that the businesses of MHSC and Shinko will not be integrated successfully or as quickly as expected; the risk that the synergies from the merger may not be fully realized or may take longer to realize than expected; and increased competition in the domestic and international securities and investment banking industries. Additional factors that could affect future results are contained in “Item3.D. Key Information – Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F on file with the U.S.Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.